

October 1, 2014

<u>Via E-mail</u>
Michael A. Stanchfield, Esq.
Faegre Baker Daniels LLP
2200 Wells Fargo Center
90 S. Seventh Street
Minneapolis, Minnesota 55402

>   **Re: Annie's, Inc.
>   Schedule TO-T
>   Filed September 22, 2014 by General Mills, Inc. and Sandy Acquisition
>   Corporation
>   File No. 005-86789**

Dear Mr. Stanchfield:

We have limited our review of the above filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or providing the requested information. Where you do not believe our comments apply to the bidder's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the Offer to Purchase, unless otherwise indicated.

Schedule TO

Offer to Purchase

Terms of the Offer, page 4

1.   The last paragraph in this section indicates that Purchaser may, at its sole option, upon one business day's prior notice to Annie's, irrevocably and unconditionally terminate the Offer if at *or after* (emphasis added) any expiration date of the Offer occurring on or after the date that is thirty (30) business days after the commencement of the Offer any Offer Condition has not been satisfied or, to the extent permitted by the Merger Agreement and applicable law, waived. Given that several of the conditions listed on page 35 do not

relate to government regulatory approvals, e.g., conditions (3)(C), (D) or (E), it would appear that the disclosure in the last whole paragraph on page 5 is suggesting that that Purchaser may terminate the Offer *after* expiration of the tender offer if such conditions are not satisfied. We remind the filing persons that all offer conditions, other than those conditions relating to the receipt of government regulatory approvals necessary to complete the Offer, must be satisfied or waived *at or prior* to expiration of the Offer. Following expiration, unless Purchaser were to extend the offer pursuant to 14e-1(d), the Purchaser cannot terminate the Offer based on the failure of conditions that do not relate to government regulatory approvals. Please advise or revise.

Prospective Financial Information, page 14

2.   The projections included in this section appear to include non-GAAP financial measures. Please revise to provide the disclosure required by Rule 100 of Regulation G. For guidance, refer to Question 101.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

Conversion Event; Stockholder Vote Alternative. Page 22

3.   We note the disclosure on page 22 indicating that the Purchaser may request that Annie's prepare a proxy statement, even prior to a Conversion Event, under certain circumstances and that "[u]pon such request, Annie's will be required to file the proxy statement with the SEC within five business days and thereafter use its reasonable best efforts to, among other things, obtain clearance of the proxy statement by the SEC as promptly as practicable." When considering the timing of such request and subsequent action by Annie's, please be advised that we do not believe the filing of a definitive proxy statement before the expiration of the tender offer is consistent with Exchange Act Rule 14e-5.

Conditions of the Offer, page 35

4.   We note the disclosure in the last paragraph of this section relating to the bidder's failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the bidder fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon

expiration. Please confirm the bidder's understanding on both points in your response letter.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, the filing persons are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions